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                                                                    Exhibit 6.28

                               RESELLER AGREEMENT
                                 (UNITED STATES)

This Agreement is effective as of December 15, 1998 ("Commencement Date") by and between Ascend Communication Inc., a California Corporation, having its principal place of business at One Ascend Plaza, 1701 Harbor Bay Parkway, Alameda, California 94502, ("Ascend") and Priority Systems having its principal place of business at 4545 N. 36th St., Phoenix, Arizona ("Reseller").

It is mutually agreed that:

1.       COVERED PRODUCTS - TERMS AND CONDITIONS OF PURCHASE/SUPPLEMENTS:

         All purchases of products (as defined below) by Reseller from Ascend shall be subject to this Agreement including supplements issued by Ascend from time to time during the term hereof and then in effect. Supplements may be issued to cover new products or programs or to modify, supersede or delete, in whole or in part, the provisions of previously issued supplements. The terms and conditions contained in any supplement issued by Ascend shall be in the sole discretion of Ascend and shall be incorporated into and made a part of this Agreement effective as of the Effective Date specified in such supplement. No supplement issued after the Commencement Date hereof shall be effective earlier than thirty (30) days after issuance by Ascend. Reseller acknowledges that it has received from Ascend copies of the following supplements, which are incorporated herein and made a part of this Agreement effective as of the Commencement Date hereof:

         TITLE                                       EFFECTIVE DATE

         Standard Price List                         November, 1997
         Discount Schedule Supplement                January 1, 1998
         Quota Supplement                            January 1, 1998
         Warranty Supplement                         January 1, 1998
         Stock Rotation Plan Supplement              January 1, 1998
         Referral Sale Supplement                    January 1, 1998
         Point-of-Sale Supplement                    January 1, 1998
         Inventory Supplement                        January 1, 1998
         Software License Supplement                 January 1, 1998
         Market Development Program                  January 1, 1998

2.       APPOINTMENT:

         2.1 Ascend appoints Reseller, and Reseller accepts such appointment and agrees to act as an Ascend non-exclusive reseller for the "Products" (as defined herein), subject to the terms and conditions set forth in this Agreement. Except as otherwise noted, "Product" or "Products" shall mean the Ascend equipment and ("Software") contained in the product ("Ascend Products") and/or third parties' equipment or Software ("Non-Ascend Products") listed in then-current Standard

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                  Price List. Ascend may unilaterally add items to, or remove items from, the Standard Price List from time to time during the term of this Agreement and any such addition or removal shall be effective immediately upon the effective date of a new Standard Price List or other written notification by Ascend.

         2.2 Ascend reserves the right to sell directly to any other customer, including but not limited to, distributors, original equipment manufacturer ("OEMs") and other resellers. Any such distributors, OEMs and other resellers shall have the right to resell the Products.

3.       TERM:

         The initial term of this Agreement is twelve (12) months from the Commencement Date ("Initial Term"), subject to the terms and conditions set forth in Section 17, Termination. This Agreement shall continue thereafter in twelve (12) month increments ("Renewal Term") subject to the same rights of termination.

4.       INVENTORY COMMITMENT:

         4.1 In order that Reseller will be able to promptly supply Products to its customers, Reseller agrees to purchase and maintain reasonable inventory levels as specified in the then-current Inventory Supplement.

5.       PRICES, DISCOUNTS, QUOTA AND ADJUSTMENTS:

         5.1 Reseller's purchase price for the Products shall be: (a) the prices stated in the then-current Standard Price List; (b) less the applicable discount then allowable to Reseller in accordance with the then-current Discount Schedule Supplement. Nothing in this Agreement restricts Reseller from establishing its own resale prices.

         5.2 In the event of a price increase or a change in an applicable discount, such increase or change shall apply only to new orders. No price increase or change in an applicable discount shall apply to shipments made prior to such effective date.

         5.3 The above notwithstanding, Ascend agrees to deliver at the non-revised price and for a period not to exceed six (6) months from the effective date of the revised Standard Price List, Products which are required for Reseller to fulfill its long-term fixed-price contractual commitments. Reseller shall, within thirty (30) days of the date of such price revision notification, notify Ascend in writing of any and all such contractual obligations, providing copies thereof and of all implementing purchase orders placed on Reseller by Reseller's customer pursuant to such obligations. Failure to so notify Ascend within said thirty (30) day period shall constitute a waiver of Reseller's claim under this Section 5.3.

         5.4 Ascend does not pre-announce price decreases. In the event of a price decrease, the decrease shall apply to all units of Product which are on order and have not been shipped by Ascend prior to the effective date of such decrease. In addition,

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                  Reseller shall receive a credit for units of Product still in
                  Reseller's inventory if and to the extent such units were purchased within the previous ninety (90) days. Such credit shall be to Reseller's account for future purchase orders under this Agreement in an amount equal to the difference between the invoice price at which each such unit of Product was delivered to Reseller and the current decreased price announced by Ascend. Credit will be granted to the Reseller upon his submission of request to Ascend showing serial numbered units of affected Products still in his inventory and upon validation by Ascend utilizing the most recently submitted inventory report from Reseller. Notwithstanding anything contained herein to the contrary, any such credit must be claimed within (6) months of a price decrease.

         5.5 Ascend has defined a Revenue quota goal ("Quota") for the Reseller, as stated in the then-current Quota Supplement. The purpose of this Quota is to establish expected levels of purchases for Reseller during the Initial Term and any subsequent Renewal Term. Ascend and Reseller will review Reseller's actual purchases of Products as of the date(s) of such review against Reseller's Quota to determine what action, if any, is appropriate in light of such a review.

6.       ORDERS:

         6.1 Products shall be ordered by Reseller by written purchase order and shall reference this Agreement. Orders are subject to acceptance by Ascend and assignment of delivery schedules in accordance with Product availability. Any term or condition set forth on Reseller's purchase order which is inconsistent with or additive to this Agreement shall have no force or effect.

         6.2 Cancellation of any order by Reseller within thirty (30) days of confirmed ship date will be subject to a cancellation charge of ten percent (10%) of the net order value of the canceled portion of the order.

         6.3 Changes in delivery schedule may be made without charge, in writing and received by Ascend at least thirty (30) days prior to scheduled delivery date(s). However, changes in delivery schedule made within thirty (30) days of scheduled delivery shall be subject to a rescheduling charge of ten percent (10%) of the net order value of the rescheduled portion of the order.

7.       SHIPMENTS:

         7.1 Ascend shall deliver the Products ordered by Reseller, F.O.B. Ascend's factory, such delivery to be made to a carrier or freight forwarder selected by Ascend unless otherwise specified by Reseller. Products will be packaged by Ascend in accordance with Ascend's standard practices. Title, possession and risk of loss shall pass to Reseller upon delivery of the Products by Ascend to the designated carrier or freight forwarder.

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         7.2      Reseller must notify Ascend within ten (10) days of receipt of
                  Products of any discrepancies in the shipment of such Products or of any reason for rejection of such Products.

8.       PAYMENT TERMS, TAXES AND OTHER CHARGES:

         8.1 All Products sold by Ascend to Reseller shall be invoiced in full upon shipment. Payment is net thirty (30) days from date of invoice. Reseller agrees to submit such financial information from time to time as may be reasonably requested by Ascend. Reseller agrees that Ascend shall have the right to determine Reseller's credit limit from time to time at Ascend's discretion. In the event any order by Reseller exceeds its credit limit, or Reseller fails to make payments when due or otherwise defaults or commits a breach hereunder, Ascend may effective immediately upon the giving of notice to Reseller (i) suspend credit and delay shipment until such terms are met, and/or (ii) alter the terms of payment; and /or
                  (iii) cancel any order then outstanding and/or (iv) pursue any other remedies available by law or equity. Further, if Reseller fails to pay any charges when due, Ascend may (i) charge Reseller a late payment charge equal to the lesser of one and one-half percent (1-1/2%) per month or the maximum amount allowed by law on the past-due balance and (ii) cancel or delay further shipment of Products.

         8.2 The purchase price for Products does not include taxes and other charges. All taxes, sales, use or privilege taxes, excise or similar taxes, duties or assessments, shipping, handling, insurance, brokerage, and other related charges levied by any jurisdiction pertaining to the Products, other than taxes computed on the basis of the net income of Ascend, shall be paid by Reseller. In lieu of any tax, Reseller may provide Ascend with a tax exemption certification acceptable to the taxing authorities.

9.       REFERRAL SALES:

                  In the event certain sales transactions which involve referral of an end user purchaser by Reseller to Ascend, in such case Reseller may be eligible for commission payments and such transactions shall be subject to the provisions set forth in the then-current Referral Sale Supplement.

10.      OTHER OBLIGATIONS OF RESELLER:

         10.1 Reseller agrees to provide Products to customers in combination with other products or services provided by Reseller, such that the overall value of the Product is enhanced, Reseller shall use its best efforts and devote such time as is necessary to diligently promote the sale of, and stimulate demand for, the products.

         10.2 Reseller shall perform such servicing and follow-up on purchase orders secured by the Reseller as good salesmanship shall require and as Ascend shall reasonably request.

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         10.3     Reseller shall promptly advise Ascend of any complaints or claims brought or threatened against Reseller with respect to the sale or use of the Products or with respect to any alleged patent, copyright or trademark infringement.

         10.4 Within thirty (30) days after Reseller's execution of this Agreement, Reseller shall provide Ascend with a non-binding forecast of the quantity of Products, by Product type, of expected sales of Products for the next three (3) month period ("Forecast"). By the third Friday of every month thereafter, Reseller shall provide a new Forecast for the then following three (3) month period.

         10.5 Excluding Non-Ascend Product(s), Reseller will purchase Product(s) for sales demonstration purposes ("sales demos") at special discounts to be unilaterally determined by Ascend. Reseller may place two (2) purchase orders for sales demos during any consecutive twelve (12) month period. Such purchase orders shall: (i) be limited to $30,000 (based on the then-current Price List) per purchase order and (ii) state "For Demonstration Purposes." Ascend reserves the unilateral right to limit the quantity and type of Product(s) ordered for sales demos.

         10.6 Within fifteen (15) days after the end of each calendar month, Reseller will provide to Ascend written reports showing, for the month immediately preceding, the report, Reseller's shipments of Products and current inventory levels. Point-of-Sale reports and inventory reports shall use the appropriate forms as provided in the then-currant Point-of-Sale Supplement and Inventory Supplement.

11.      OTHER OBLIGATIONS OF ASCEND:

         11.1 Ascend shall allow Reseller to rotate its Products in stock in accordance with the then-current Stock Rotation Plan Supplement.

12.      WARRANTY

         12.1 Products Warranty. Ascend warrants to Reseller that the Products conform in all material respects to the end user documentation provided with the Products and that the hardware components of the Products will be free from defects in materials and workmanship until the date which is one (1) year after receipt of the Products by the end user (the total "warranty period" shall not exceed 15 months in total which includes 3 months of shelf time.) This limited warranty does not cover the results of accidents (including unusual physical or electrical stress), abuse, neglect, vandalism, use contrary to handling or operating instructions supplied by Ascend, or repair or modification by anyone other than Ascend.

         12.2 Warranty Claims. If Reseller believes that Products do not conform to the warranty set forth in Section 12.1, Reseller shall notify Ascend in writing of such nonconformance no later than ten (10) days after the end of the Warranty Period for those Products, and shall provide such details of the nonconformance as Ascend reasonably requests. Reseller will, upon the request of Ascend and in accordance with Ascend's standard procedures, return such Products to Ascend at Ascend's expense and risk. The final determination whether Products fail to

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                  satisfy this warranty will be made in the sole reasonable
                  discretion of Ascend. If Ascend determines that returned Products do conform to this warranty, then Ascend will return such Products at Reseller's expense and risk. If Products are deemed to fail to conform to this warranty by Ascend, Reseller's sole remedy shall be, at Ascend's option and expense, the repair or replacement and return of the Products within forty-eight (48) hours after Ascend receives the Products, or a refund (or, at the option of Reseller, a credit) of the price or fee paid by Reseller for the Products. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THE FOREGOING IS RESELLER'S SOLE AND EXCLUSIVE REMEDY FOR BREACH OF WARRANTY BY ASCEND WITH RESPECT TO THE PRODUCTS.

         12.3 Disclaimer of Warranties. EXCEPT FOR THE LIMITED WARRANTY FOR THE PRODUCTS CONTAINED IN SECTION 12.1, ASCEND AND ITS SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE PRODUCTS, EXPRESS OR IMPLIED, INCLUDING AS TO PERFORMANCE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

13.      CONFIDENTIALITY:

         No proprietary information disclosed by either party to the other in connection with this Agreement (including, without limitation, Ascend's Proprietary Materials as defined in Section 17.7 hereof) shall be disclosed to any person or entity other than the recipient party's employees and contractors directly involved with the recipient party's use of such information who are bound by a written agreement to protect the confidentiality of such information, and such information shall otherwise be protected by the recipient party from disclosure to others with the same degree of care accorded to its own proprietary information. To be subject to this provision, information must be delivered in writing, and designated as proprietary within thirty (30) days after the oral disclosure. Information will not be subject to this provision if it is or becomes a matter of public knowledge without the fault of the recipient party, if it was a matter of written record in the recipient party's files prior to disclosure to it by the other party, or if it was or is received by the recipient party from a third person under circumstances permitting its unrestricted disclosure by the recipient party. Upon termination of this Agreement, each party shall promptly deliver to the other all proprietary information, together with any copies, excerpts, summaries, memoranda, or notes thereof or thereon, of the other party in the possession or control of such part and all companies thereof. The obligations under this Section 13 shall continue for both parties for a period of ten (10) years after delivery by Ascend to Reseller of the last Product under this Agreement,

14.      TRADEMARK USAGE:

         Ascend will provide Reseller with artwork for Ascend's trademark, tradenames and logo (collectively, the "Licensed Marks"). Ascend grants to Reseller the non-exclusive right to use the Licensed Marks solely in connection with the promotion and sale of the Products by Reseller in accordance with the terms and conditions of this Agreement;

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         provided, however, that (i) no names or descriptive words or phrases shall be co-joined or used by Reseller in any way in connection with the Licensed Marks; (ii) Reseller will submit to Ascend for its prior written approval any material incorporating any of the Licensed Marks which Reseller proposes to use in any fashion whatsoever at least thirty (30) days prior to Reseller's initial use of such material;
         (iii) Reseller will comply with any instruction or requirement issued by Ascend with respect to the appearance and use of the Licensed Marks;
         (iv) Reseller shall use the Licensed Marks only in a manner so as to preserve and protect all rights of Ascend therein and (v) Reseller shall not use or adopt any names or marks which might be confusingly similar to the Licensed Marks. Nothing herein grants to Reseller or its customers any interest in or to the Licensed Marks and all rights in the Licensed Marks shall at all times during the term of this Agreement and thereafter, be and remain the sole property of Ascend, and all goodwill and other benefits associated therewith are hereby assigned to, and shall inure to, Ascend. Reseller hereby agrees that it shall not remove the Licensed Marks from any product furnished by Ascend. Reseller and its customers shall have no right to alter, otherwise use or in any way transfer the Licensed Marks. Reseller shall promptly notify Ascend of any actual or potential infringement of, unauthorized use of, or adverse claim to the Licensed Marks and Reseller shall provide Ascend with reasonable assistance in any efforts to prevent or terminate any infringement, unauthorized use or limitation thereof.

15.      GRANT OF SOFTWARE LICENSE:

         Subject to the terms of this Agreement, Ascend grants Reseller a license to (a) use the Software solely in connection with Reseller internal use of the Products, and (b) distribute the Software to and sublicense end-users of the Products to use the Software solely in connection with the Products. Reseller will not copy all or any part of the Software, or attempt, or encourage or permit any third party to attempt, to reverse engineer, reverse compile or disassemble the object code for the Software.

16.      PATENT AND COPYRIGHT INFRINGEMENT INDEMNIFICATION:

         Ascend shall defend, at its own expense, any suit brought against Reseller on the grounds the Products or any part thereof infringe any valid United States patent or copyright, and shall pay the amount of any final judgment that may be awarded against Reseller in any such Suit; provided that Reseller (i) shall have made all payments to Ascend due under this Agreement; (ii) shall have otherwise complied with the terms, conditions and provisions of this Agreement; (iii) shall have given prompt written notice to Ascend of any claim of infringement and furnished Ascend with all papers received in connection therewith; (iv) shall have permitted Ascend to take complete charge of the defense of any such suit and to settle the same, if deemed advisable by Ascend; and (v) shall have assisted Ascend in every reasonable manner in the conduct of such defense. Ascend's obligations hereunder shall be void as to any Products modified by Reseller (whether or not with Ascend's approval) or by Ascend solely to comply with the request of Reseller, to the extent such modification is the alleged basis of the suit, or if such claims based upon the use of the Product or any component thereof in combination with machines, firmware, software, programs to devices not provided by Ascend, rather, Reseller shall indemnify and defend Ascend as to any Products modified by Reseller (whether or not

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         with Ascend approval) or by Ascend to comply with the request of
         Reseller if the use or sale of any Products is permanently enjoined or a final judgment awarding damages is entered against Reseller by reason of any such patent or copyright infringement, Ascend shall, at its sole election, either (i) procure the right to use the Products; (ii) replace or modify the Products so that it becomes noninfringing; or
         (iii) refund to Reseller for an amount equal to the depreciated value of the products sold to Reseller and remaining in Reseller's inventory (such value to be based on its straight-line depreciation of book value over a five-year life).

         THE FOREGOING CONSTITUTES THE ENTIRE LIABILITY OF ASCEND AND THE SOLE REMEDY OF RESELLER WITH RESPECT TO ANY CLAIM OR ACTION BASED IN WHOLE OR IN PART UPON INFRINGEMENT OF A PATENT OR COPYRIGHT.

17.      TERMINATION:

         17.1 Either party may terminate this Agreement, at any time, with or without cause, upon sixty (60) days advance written notice to the other.

         17.2 Notwithstanding anything in this Agreement to the contrary, this Agreement may be canceled and terminated by Ascend immediately upon written notice to Reseller upon the occurrence of any of the following:

                  (i) In the event of the breach of any of the terms or conditions of this Agreement, or any act of misfeasance, by Reseller, and the breach is not cured within thirty (30) days after written notice thereof; or

                  (ii) Upon the commencement by or against Reseller of insolvency, receivership of bankruptcy proceedings or any other proceedings for the settlement of Reseller's debts, or upon Reseller making of an assignment for the benefit of creditors, or upon commencement of any act or action concerning Reseller's dissolution or liquidation.

         17.3 In the event of termination of this Agreement, Ascend will accept orders from Reseller, subject to cash-in-advance credit terms or as otherwise reasonably determined by Ascend, for in-production Products which Reseller is contractually obligated to furnish to its customers during the twelve (12) month period immediately following the effective date of the termination and does not have in its inventory provided Reseller notifies Ascend of any and all such obligations in writing within ten (10) clays of the effective date of such termination. All such orders shall be priced accordance with the pricing in effect at the time such orders are received by Ascend.

         17.4 If this Agreement is terminated by Ascend, Ascend shall, at Reseller's option, which option must be exercised by Reseller in writing within thirty (30) days of such termination, repurchase Products remaining in Reseller's inventory in excess

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                  of that required to meet Reseller's contractual obligations existing at the time of termination, subject to the following:

                  (i) The price to be paid for the repurchase of said inventory shall be Reseller's net cost at the time of purchase, free of any taxes, transportation and/or other charges and less any adjustment which may have been made pursuant to Section 5.4.

                  (ii) All Products must be returned in the original sealed packaging, new, unused undamaged and in good merchantable condition.

                  (iii) All Products must be shipped to Ascend's designated facility, freight prepaid.

         17.5 If this Agreement is terminated by the Reseller, Ascend may, at its option, which option must be exercised by Ascend in writing within thirty (30) days of the effective date of such termination, repurchase all or some unsold Products subject to the following:

                  (i) The price to be paid on repurchase of said Products shall be Reseller's net cost at time of purchase free of any taxes, transportation and/or other charges, less a fifteen percent (15%) handling charge.

                  (ii) All Products must be returned in their original sealed packaging, new unused, and undamaged and in good merchantable condition.

                  (iii) All Products must be shipped to Ascend's designated facility, freight prepaid.

         17.6 In the event of termination of this Agreement as provided herein, all rights hereunder shall terminate on the effective date of such termination, except that, subject to the further terms and condition of this Agreement (including, without limitation, Section 17.8), Ascend shall make shipment against Resellers then outstanding purchase orders, and Reseller shall pay Ascend for all such purchase orders.

         17.7 Upon termination of this Agreement, all tradenames, patents, designs, drawings, engineering or other data, photographs, samples, literature, sales aids and any other materials containing information relating to the Products or Ascend's business, including any copies, excerpts, summaries, memoranda, or notes thereof or thereon (collectively, the "Proprietary Materials") of every kind shall remain the property of Ascend, and, Reseller shall prepare all such Proprietary Materials in its possession with a reasonable promptness for shipment, F.O.B the shipping point, as Ascend may direct, at Ascend's expense. Reseller shall not make or retain any copies of Proprietary Materials or other confidential items or information which may have been entrusted to it.

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         17.8     The termination of this Agreement shall in no way relieve
                  either party from its obligation to pay the other any sums accrued hereunder prior to such termination. In addition, the obligations of Sections 8.1, 12, 13, 14, 15, 16, 18, and 19 shall survive termination of this Agreement.

18.      INDEMNIFICATION:

                  Reseller shall indemnify and hold harmless Ascend from and against any and all claims, actions, liabilities, losses, damages and expenses, including reasonable attorneys' fees and such fees on appeal, incurred by Ascend in investigation and/or defending against any claims, actions or liabilities for which indemnification is provided herein, arising out of or in connection with (i) the sale, license, servicing and related activities pursuant to this Agreement with respect to the Products by Reseller; (ii) the failure of Reseller to comply with all applicable laws, rules, and/or regulations regarding advertising, selling, licensing, importing or exporting the Products; (iii) Reseller's attachment to the Products of any tradename, trademark or logo that is challenged as an infringement of the proprietary rights of any third party, (iv) any warranties granted by Reseller, or any implied warranties claimed by any of Reseller's purchasers or end users, in excess of those warranties contained herein or in the Warranty Supplement; or (v) the failure of Reseller to comply with each and every term of this Agreement. Ascend shall give written notice to Reseller within twenty (20) days of learning of any such claim, action or liability for which indemnification is provided herein. Reseller agrees that Ascend may employ attorneys of its own selection to defend and/or appeal the claim or action on behalf of Ascend, or Ascend may elect to allow Reseller, at Ascend's expense, to employ an attorney to defend Ascend: provided, however, Ascend reserves the right to reasonably disapprove any such attorney.

19.      GENERAL:

         19.1 The relationship of the parties under this Agreement shall be and at all times shall remain one of independent contractors. Reseller is not a partner, agent, employee or legal representative of Ascend and Reseller will take no action which has the effect of creating an appearance of its having authority to do so. Reseller shall have no authority to bind Ascend to any agreement or commitment of any kind.

         19.2 ASCEND SHALL NOT BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES EVEN IF RESELLER SHALL HAVE ADVISED ASCEND OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE.

         19.3 Reseller shall not disclose, publish or otherwise reveal the content of this Agreement to any third party without Ascend's prior express written consent.

         19.4 If any provision herein is held to be invalid, illegal or unenforceable for any reason, such invalidity, illegality or unenforceability shall be severed, but without in any way affecting the remainder of such provision or any other provision contained herein, all of which shall continue in full force and effect.

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         19.5     Either party's waiver of any breach or default by the other party shall not constitute a waiver of any different or subsequent breach or default. Should any action, suit or other proceeding become necessary to enforce any of the terms and conditions set forth herein, the prevailing party shall recover all expenses incurred, including attorney's fees, in connection with such action, suit or other proceeding.

         19.6 Neither party shall be liable for failure to perform or delay in performing any obligation (other than payment of money) under this Agreement contract of sale hereunder if such failure Or delay is due to fire, flood, earthquake, strike, labor trouble or other industrial disturbance, war (declared or undeclared), embargo, blockage, shortage of labor, materials or equipment, legal prohibition, governmental action, riot, insurrection, damage, destruction or any other cause beyond the control of such defaulting party preventing or delaying the performance.

         19.7 All notices, requests, consents and other communications which are required or permitted under this Agreement shall be in writing, and shall be delivered personally or mailed by certified or registered mail, postage prepaid, return receipt requested (in which case it shall be deemed given three (3) days after mailing), or sent by facsimile, with a confirmation copy simultaneously mailed (in which case it shall be deemed given when transmitted), at the following addresses:

                  (i)      If to Ascend, to:

                           ASCEND COMMUNICATIONS
                           ONE ASCEND PLAZA
                           1701 HARBOR BAY PARKWAY
                           ATTN:  ARTHUR R. HOFFMAN
                           VP CHANNEL SALES

                  (ii)     If to Reseller, to:

                           PRIORITY SYSTEMS, INC.
                           4545 N. 36TH ST., #111
                           PHOENIX, AZ 85018

                  or to such other address as to which any party hereto may notify the other parties hereto as aforesaid.

         19.8 Orders for Products may only be placed by Reseller for delivery by Ascend within the United States and its territories and possessions. In the event that Reseller exports or re-exports the Products, Reseller shall have full responsibility for obtaining all necessary approvals, licenses, permits and the like which may be required by any regulatory or governmental body of the U.S. or destination country. Reseller agrees to abide by the rules and regulations of the U.S.

                  Department of Commerce, Office of Export Administration and the U.S. Anti-Boycott provisions, as well as all applicable U.S. federal, state and municipal statutes, rules, and regulations when exporting, re-exporting the Products, Software or other items sold or licensed hereunder.

         19.9 This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California. All actions Or proceedings relating to this Agreement shall be maintained in a Court located in Alameda County, State of California, and the parties hereto consent to the jurisdiction of said court and waive any objection to such venue.

         19.10 The section and subsection headings contained in this Agreement are included for convenience only, and shall not limit or otherwise affect the terms hereof.

         19.11 Reseller may not transfer the rights or delegate the duties provided for under the terms of this Agreement without the prior written consent of Ascend, which consent Ascend may withhold in the exercise of its absolute discretion,

         19.12 This agreement, including the supplements hereto as described in Section 1, above, and the pricing and pricing provisions set forth in the Standard Price List as issued by Ascend from time to time during the term hereof and then in effect, constitutes the entire agreement between Ascend and Reseller concerning the subject matter hereof, supersedes all prior and contemporaneous communications or agreements, written or oral, and is intended by the parties to be a complete and exclusive statement of the terms of the agreement between them. Any terms and conditions contained on Reseller's purchase order releases which are not in strict accordance with the terms set forth herein shall not be binding on Ascend. Except for the Standard Price List and the supplements hereto issued pursuant to Section 1 above, this Agreement may only be modified by a writing signed by authorized representatives of both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives.

Ascend Communications, Inc.             Reseller:


By: /s/ Arthur R. Hoffman              By: /s/ Michael Mazick
   -----------------------------           -----------------------------

Name: Arthur R. Hoffman                 Name: Michael Mazick
     ---------------------------             ---------------------------

Title:                                  Title: President
      --------------------------              --------------------------

Date:                                   Date: December 15, 1998
     ---------------------------             ---------------------------



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